Filed by Templeton Vietnam and Southeast Asia Fund, Inc.
                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934




                                          Subject Company: Templeton Vietnam and
                                          Southeast Asia Fund, Inc.
                                          Commission File No. 811-08632


               TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND
                  TEMPLETON DRAGON FUND, INC. ANNOUNCE PROPOSED
                                 REORGANIZATION

                  TEMPLETON DRAGON FUND ANNOUNCES TENDER OFFERS

                  JANUARY 4, 2002 -- PRESS RELEASE Q's AND A's


Q:   WHAT ACTIONS DID THE BOARDS OF DIRECTORS TAKE ON JANUARY 4, 2002?

A: (1) REORGANIZATION. The Boards have approved a proposal providing for the reorganization of Vietnam Fund into Dragon Fund. The proposal will be submitted to shareholders of Vietnam Fund and Dragon Fund for their approval. In the transaction, Dragon Fund would acquire substantially all of the assets of Vietnam Fund in exchange for shares of Dragon Fund, which would then be distributed to Vietnam Fund's shareholders. After completion of the reorganization, Vietnam Fund shareholders would become shareholders of Dragon Fund, and Vietnam Fund would cease to exist. The transaction is expected to be tax-free.


     In connection with the reorganization, the Vietnam Fund's Board has discontinued its open-market share repurchase program, effective immediately, and the Dragon Fund's Board has discontinued its managed distribution policy, effective immediately.

(2) TENDER OFFERS. Dragon Fund's Board also has approved a tender offer for up to 10% of Dragon Fund's outstanding shares at not less than 90% of net asset value during an initial 12-month period, to be followed by one or more subsequent tender offers aggregating up to 10% of outstanding Dragon Fund shares during the following 12-month period. The Dragon Fund Board may recommend additional tender offers in subsequent 12-month periods, depending upon market conditions and regulatory and tax considerations.


Q: WHEN WILL DRAGON FUND AND VIETNAM FUND SHAREHOLDERS BE ASKED TO VOTE ON THE REORGANIZATION?

A: It is expected that Dragon Fund's shareholders will be asked to approve the proposed reorganization at the Annual Meeting of Shareholders intended to be held in the second quarter of 2002.


     It is expected that Vietnam Fund's shareholders will be asked to approve the proposed reorganization at a Special Meeting of Shareholders intended to be held as soon as practicable after the Dragon Fund Annual Meeting of Shareholders. The Vietnam Fund Special Shareholder Meeting is expected to occur by the summer of 2002, subject to obtaining necessary regulatory and other approvals.


     Any solicitation of proxies in connection with the proposed reorganization will be made only pursuant to separate prospectus/proxy materials filed under federal securities laws.


Q:  WHEN IS THE INITIAL TENDER OFFER OF DRAGON FUND SHARES EXPECTED TO OCCUR?

A: If the proposed reorganization is COMPLETED, the first tender offer for Dragon Fund shares will commence within 90 days following the completion of the reorganization.

     If the proposed reorganization is NOT APPROVED BY DRAGON FUND SHAREHOLDERS, the first tender offer for Dragon Fund shares will commence within 90 days after the Dragon Fund annual shareholder meeting, or any adjournment thereof.

     If the proposed reorganization is approved by Dragon Fund shareholders BUT NOT APPROVED BY VIETNAM FUND SHAREHOLDERS, the first tender offer for Dragon Fund shares will commence within 90 days after the Vietnam Fund special shareholder meeting, or any adjournment thereof.


Q:  WHAT IS A "TENDER OFFER"?

A: A "tender offer" is an offer by a company to buy its own shares, for cash, at a designated price per share. Shareholders are free to sell, or "tender", their shares at their election, in the amount they choose, subject to the terms of the offer. Shareholders that tender shares should consult with their advisors regarding the tax or other implications of the transaction.


Q: I AM A SHAREHOLDER OF VIETNAM FUND. DID THE BOARD OF DIRECTORS OF VIETNAM FUND OR DRAGON FUND AUTHORIZE A TENDER OFFER FOR SHARES OF VIETNAM FUND?

A: No. Neither the Board of Directors of Vietnam Fund nor the Board of Directors of Dragon Fund authorized a tender offer for shares of Vietnam Fund. The Board of Directors of Dragon Fund only authorized a tender offer for shares of Dragon Fund. If the proposed reorganization is completed, Vietnam Fund shareholders would become shareholders of Dragon Fund, and therefore may able to tender their shares of Dragon Fund in the tender offer or offers authorized by the Dragon Fund's Board.


Q:  WHAT ARE VIETNAM FUND'S INVESTMENT GOAL AND PRINCIPAL STRATEGIES?

A: Vietnam Fund is designed for investors seeking long-term capital appreciation. Vietnam Fund invests primarily in the equity and debt securities of "Region Country" issuers. Region Countries currently include Vietnam, China, Hong Kong, India, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, South Korea, Taiwan and Thailand.

Q:  WHAT ARE DRAGON FUND'S INVESTMENT GOAL AND PRINCIPAL STRATEGIES?

A: Dragon Fund is designed for investors seeking long-term capital appreciation. Under normal market conditions, Dragon Fund invests at least 45% of its total assets in the equity securities of "China companies." In addition, under normal circumstances Dragon Fund will invest at least 65% of its total assets in "China companies," "Japan companies," and "Asia-Pacific companies" combined.

Q:  HOW DO THE FUNDS COMPARE IN SIZE?

A: As of January 4, 2002,  Vietnam  Fund had total assets of  approximately  $37 million and Dragon Fund had total assets of approximately $439 million

Q: AS A SHAREHOLDER OF VIETNAM FUND OR DRAGON FUND, AM I BEING ASKED TO TAKE ANY
   ACTION AT THIS TIME?

A: No. Shareholders of Vietnam Fund and Dragon Fund are not being asked to take any action at the present time, but are being advised that the Boards of Directors have approved a proposed reorganization that will be submitted to shareholders for consideration in the future as well as certain other actions taken by the Boards in connection with the proposed reorganization.


Q: I AM A SHAREHOLDER OF VIETNAM FUND, AND I RECENTLY RECEIVED A PROXY STATEMENT AND OTHER MATERIALS IN THE MAIL FROM THE FUND. ARE THESE MATERIALS ASKING FOR MY VOTE ON THE PROPOSED REORGANIZATION WITH THE DRAGON FUND?

A: No. The proxy statement and other materials you received relate to Vietnam Fund's 2001 Annual Meeting of Shareholders, which was originally scheduled to be held on November 29, 2001, but was adjourned until January 23, 2002. You will receive further information later this year regarding a special meeting of shareholders of Vietnam Fund at which the proposed reorganization will be submitted to vote.


                                    * * * * *


In connection with the proposed reorganization transaction, Vietnam Fund and Dragon Fund intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including a proxy statement by Vietnam Fund, a proxy statement by Dragon Fund, and a registration statement on Form N-14 by Dragon Fund that contains a prospectus. Because those documents contain important information, shareholders of Vietnam Fund and Dragon Fund are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders can also obtain copies of these documents and other transaction-related documents, when available, for free by calling Vietnam Fund at 1-800-342-5236 or by calling Dragon Fund at 1-800-342-5236.

Vietnam Fund, its directors and executive officers and certain other persons, may be deemed to be participants in Vietnam Fund's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for Vietnam Fund's 2001 annual meeting of shareholders. Participants in Vietnam Fund's solicitation may also be deemed to include the following executive officers or other persons whose interests in Vietnam Fund may not be described in the proxy statement for Vietnam Fund's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

Dragon Fund, its directors and executive officers and certain other persons, may be deemed to be participants in Dragon Fund's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for Dragon Fund's 2001 annual meeting of shareholders. Participants in Dragon Fund's solicitation may also be deemed to include the following executive officers or other persons whose interests in Dragon Fund may not be described in the proxy statement for Dragon Fund's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice
President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1% of Vietnam Fund's common stock, or 1% of Dragon Fund's common stock. Except as disclosed above, to the knowledge of Vietnam Fund and Dragon Fund, none of their respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in Vietnam Fund or Dragon Fund.

Shareholders may obtain additional information regarding the interests of the participants by reading the proxy statement of Vietnam Fund and the proxy statement and prospectus of Dragon Fund if and when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Dragon Fund shareholders are advised to read the tender offer statement when it is available as it will contain important information. The tender offer statement, when it is available, and other documents filed by Dragon Fund with the SEC, including Dragon Fund's most recent annual report, will be available for free at the SEC's web site (www.sec.gov) or by calling Dragon Fund at 1-800-342-5236.